Exhibit 99.1

SINOVAC Reports Unaudited First Half of 2021 Financial Results

BEIJING, China, December 30, 2021 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the six months ended June 30, 2021.

First Half of 2021 Financial Summary

•	Sales for the six months ended June 30, 2021 were $11.0 billion, compared to $67.7 million in the prior year period.

•	The Company posted $5.1 billion of net income attributable to common shareholders, or $51.42 per basic and $44.80 per diluted share, in the six months ended June 30, 2021, compared to net loss attributable to common shareholders of $12.6 million, or $0.13 loss per basic and diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, said: “We are working with global partners on joint vaccine research and collaborating locally to make COVID-19 vaccines available around the world. SINOVAC has become one of the largest global suppliers of COVID-19 vaccines, supplying over 2.5 billion doses of its inactivated vaccine, CoronaVac®, around the world, as of late December 2021. As the world continues to face challenges and new COVID-19 variants, SINOVAC remains committed to developing and distributing safe and effective vaccines in China and across the globe. We remain confident that our team of scientists will continue to evolve our vaccines to address new challenges and overcome the pandemic.”

Business Updates

COVID-19 Vaccine – CoronaVac®, the inactivated COVID-19 vaccine developed by SINOVAC, has been granted emergency use approval or conditional market authorization by 56 countries and regions. On June 1, 2021, CoronaVac® was approved for emergency use under the World Health Organization (WHO) Emergency Use Listing (EUL) procedure. On July 12, 2021, SINOVAC entered into an advance purchase agreement with the Global Alliance for Vaccines and Immunization (Gavi Alliance) to provide up to 380 million doses of CoronaVac® for global distribution. In addition, CoronaVac® was approved for pediatric use for children aged from three years and above in nine countries. As of late December 2021, SINOVAC has provided over 2.5 billion doses of CoronaVac® globally. With annual production capacity of over 2 billion doses, SINOVAC is well positioned to be a supplier of high-quality vaccines around the world.

Sabin Inactivated Polio vaccine (sIPV) – the China National Medical Products Administration (or NMPA) issued a product license for its Sabin Inactivated Polio vaccine (sIPV) in July 2021.

Unaudited Financial Results for the First Half of 2021

Sales for the first half of 2021 were $11.0 billion, compared to $67.7 million in the prior year period. The increase was due to higher sales of CoronaVac® and sales growth of the Company’s other products as the COVID-19 pandemic subsided in China and vaccine schedules returned to normal. Sales during the first six months of 2021 are not indicative of future sales trends since sales of CoronaVac® are expected to decline as the COVID-19 pandemic abates and competitive pressure from other vaccines increases.

Gross profit in the first half of 2021 was $10.3 billion, an increase from $58.2 million in the prior year period. Gross margin was 94.2%, compared to 85.9% in the prior year period.

Selling, general and administrative expenses in the first half of 2021 were $162.7 million, compared to $46.3 million in the prior year period. The increase was mainly due to increased resources dedicated to revenue growth and operation expansion.

R&D expenses in the first half of 2021 were $53.9 million, compared to $20.1 million in the prior year period.

Net income in the first half of 2021 was $8.6 billion, compared to a net loss of $8.7 million in the prior year period.

Net income attributable to common shareholders was $5.1 billion, or $51.42 per basic and $44.80 per diluted share, in the first half of 2021, compared to a net loss attributable to common shareholders of $12.6 million, or $0.13 loss per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted earnings per share for the first half of 2021 would be $71.43 and $59.24, respectively.

Non-GAAP adjusted EBITDA was $10.2 billion in the first half of 2021, compared to a loss of $5.1 million in the prior year period. Non-GAAP net income was $8.6 billion in the first half of 2021, compared to a net loss of $7.5 million in the prior year period. Non-GAAP diluted earnings per share in the first half of 2021 was $44.78, compared to a loss of $0.12 per share in the prior year period. Non-GAAP diluted earnings per share in the first half of 2021, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $59.22. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2021, cash and cash equivalents and restricted cash totaled $6.9 billion, compared to $1.1 billion as of December 31, 2020. In the first half of 2021, net cash provided by operating activities was $9.1 billion, net cash used in investing activities was $3.3 billion and net cash used in financing activities was $30.0 million.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal on December 9, 2021, upholding the Antigua Judgment in each point. 1Globe has announced its intention to apply for leave to appeal to the Privy Council.

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suits against SINOVAC and Weidong Yin on May 31, 2019 in Massachusetts state court for the alleged breach of fiduciary duties and wrongful equity dilution. SINOVAC moved the matter from the state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorney fees, and prejudgment interest. In July 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. The court’s decision on this motion is still pending.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regards to trading of the Company’s common shares.

About SINOVAC

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella, mumps and poliomyelitis. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization in Asia, Latin America, Africa and Middle East countries. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has approved for registration. The Company is developing several new products including combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its regular products in countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted EPS. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of June 30, 2021 and December 31, 2020

(Expressed in thousands of U.S. Dollars)

	June 30, 2021	December 31, 2020
Current assets	(Unaudited)

Cash and cash equivalents	$6,843,650	$1,041,008
Restricted cash	12,710	9,196
Short-term investment	2,973,701	135,248
Accounts receivable - net	1,393,084	253,487
Inventories	407,663	105,813
Prepaid expenses and deposits	58,201	15,541
Total current assets	11,689,009	1,560,293

Property, plant and equipment – net	636,846	200,371
Prepaid land lease payments	20,892	8,247
Intangible assets - net	1,400	1,474
Long-term prepaid expenses	25	25
Prepayments for acquisition of equipment	27,586	20,192
Deferred tax assets	140,000	26,891
Right-of-use assets	112,053	83,833
Total assets	12,627,811	1,901,326

Current liabilities
Short-term bank loans and current portion of long-term bank loans	22,358	32,941
Loan from a non-controlling shareholder	13,320	6,155
Accounts payable and accrued liabilities	958,867	211,428
Income tax payable	1,366,193	35,262
Deferred revenue	334,664	364,005
Deferred government grants	14,594	15,159
Dividend payable	587,846	11,143
Lease liability	9,902	3,517
Total current liabilities	3,307,744	679,610

Deferred government grants	3,913	4,229
Long-term bank loans	12,552	2,155
Deferred tax liability	56,129	2,724
Loan from a non-controlling shareholder	6,195	6,130
Lease liability	110,250	85,488
Other non-current liabilities	866	865
Total long-term liabilities	189,905	101,591

Total liabilities	3,497,649	781,201

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	99	99
Additional paid-in capital	540,473	538,924
Subscriptions receivable	(7,109)	(7,109)
Accumulated other comprehensive income	39,649	19,925
Statutory surplus reserves	50,377	50,377
Accumulated earnings	5,249,609	144,241
Total shareholders' equity	5,873,113	746,472

Non-controlling interests	3,257,049	373,653
Total equity	9,130,162	1,120,125
Total liabilities and equity	$12,627,811	$1,901,326

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2021	2020
	(Unaudited)	(Unaudited)
Sales	$10,981,056	$67,717
Cost of sales	631,766	$9,542
Gross profit	10,349,290	58,175

Selling, general and administrative expenses	162,657	46,253
Provision (recovery) for doubtful accounts	(561)	1,034
Research and development expenses	53,911	20,147
Loss on disposal of property, plant and equipment	294	33
Government grants recognized in income	(686)	(253)
Total operating expenses	215,615	67,214
Operating income (loss)	10,133,675	(9,039)

Interest and financing expenses	(1,522)	(594)
Interest income	30,804	1,148
Other expenses, net	(949)	(78)
Income (loss) before income taxes	10,162,008	(8,563)
Income tax expense	(1,569,934)	(111)
Net income (loss)	8,592,074	(8,674)
Less: income attributable to non-controlling interests	(3,483,748)	(948)
Net income (loss) attributable to shareholders of Sinovac	5,108,326	(9,622)
Preferred stock dividends	(2,958)	(2,991)
Net income (loss) attributable to common shareholders of Sinovac	5,105,368	(12,613)

Net income (loss)	8,592,074	(8,674)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	30,995	(4,045)
Comprehensive income (loss)	8,623,069	(12,719)
Less: comprehensive income attributable to non-controlling interests	(3,495,019)	(127)
Comprehensive income (loss) attributable to shareholders of Sinovac	$5,128,050	(12,846)

Earnings (loss) per share
Basic net income (loss) per share	51.42	(0.13)
Diluted net income (loss) per share	44.80	(0.13)

Weighted average number of shares of common stock outstanding
Basic	99,294,743	98,899,342
Diluted	114,013,068	98,899,342

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	Six months ended
	June 30
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Net income (loss)	8,592,074	(8,674)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	(70,894)	(2,490)
Share-based compensation	1,512	1,501
Inventory provision	1,433	459
Provision (recovery) for doubtful accounts	(561)	1,034
Loss on disposal of property, plant and equipment	294	33
Depreciation of property, plant and equipment and amortization of licenses	16,526	2,324
Amortization of prepaid land lease payments	1,372	117
Amortization of Intanglible assets	89	─
Government grants recognized in income	(686)	(253)

Changes in:
Accounts receivable	(1,133,990)	5,057
Inventories	(301,530)	(18,869)
Income tax payable	1,327,797	2,247
Prepaid expenses and deposits	(42,465)	(4,457)
Deferred revenue	(32,856)	(837)
Accounts payable and accrued liabilities	729,031	6,922
Other non-current liablitites	(9)	─

Net cash provided by (used in) operating activities	9,087,137	(15,886)

Cash flows provided by (used in) financing activities
Proceeds from bank loans	13,346	13,046
Repayments of bank loans	(13,902)	(3,803)
Proceeds from shares subscribed	37	─
Dividend paid to non-controlling shareholders	(37,798)	─
Government grants received	1,235	3,898
Convertible Debt	─	14,732
Loan from a non-controlling shareholder	7,110	─
Repayments of loan from a non-controlling shareholder	(25)	─

Net cash provided by (used in) financing activities	(29,997)	27,873

Cash flows used in investing activities
Purchase of short-term investments	(4,379,773)	(35,551)
Proceeds from redemption of short-term investments	1,548,716	49,771
Proceeds from disposal of equipment	52	17
Prepaid land lease payments	(12,390)	─
Acquisition of property, plant and equipment	(431,485)	(36,458)

Net cash used in investing activities	(3,274,880)	(22,221)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	23,896	(1,094)

Increase (decrease) in cash and cash equivalents and restricted cash	5,806,156	(11,328)

Cash and cash equivalents and restricted cash, beginning of year	1,050,204	155,878

Cash and cash equivalents and restricted cash, end of year	6,856,360	144,550

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2021	2020
	(Unaudited)	(Unaudited)
Net income (loss)	8,592,074	(8,674)
Adjustments:
Share-based compensation	1,512	1,501
Depreciation and amortization	17,987	2,441
Interest and financing expenses, net of interest income	(29,282)	(554)
Net other income	949	78
Income tax expense	1,569,934	111
Non-GAAP adjusted EBITDA	10,153,174	(5,097)

Net income (loss)	8,592,074	(8,674)
Add: Foreign exchange loss (gain)	(5,153)	(300)
Add: Share-based compensation	1,512	1,501
Non-GAAP net income (loss)	8,588,433	(7,473)

Net income (loss) attributable to common shareholders of Sinovac	5,105,368	(12,613)
Add: Preferred stock dividends	2,958	─
Net income (loss) attributable to common shareholders of Sinovac for computing diluted earnings per share	5,108,326	(12,613)
Add: Non-GAAP adjustments to net income	(1,830)	851
Non-GAAP net income (loss) attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	5,106,496	(11,762)

Weighted average number of shares on a diluted basis	114,013,068	98,899,342
Diluted earnings (loss) per share	44.80	(0.13)
Add: Non-GAAP adjustments to net income (loss) per share	(0.02)	0.01
Non-GAAP Diluted earnings (loss) per share	44.78	(0.12)